EXHIBIT 99.1

Stantec awarded engineering during construction and commissioning of Buffalo Pound Water Treatment Plant renewal project

Project will serve as a source of clean water for cities of Regina and Moose Jaw, Saskatchewan

EDMONTON, Alberta and REGINA, Saskatchewan, June 23, 2022 (GLOBE NEWSWIRE) -- Stantec, a global leader in sustainable design and engineering, has been awarded the engineering during construction, and commissioning portions of the Buffalo Pound Water Treatment Plant Renewal Project (BPWTP) in Saskatchewan, as part of the Graham-Aecon Joint Venture. Together with its partners Graham, Aecon, and Associated Engineering (AE), Stantec led the engineering design of the $273 million comprehensive upgrade to the BPWTP, using the progressive design-build delivery model. This is the first time this delivery model has been employed in Canada for water infrastructure.

The project is owned by the Buffalo Pound Water Treatment Plant Corporation (BPWTP Corporation) and is now proceeding with construction. It will deliver an upgraded water treatment plant for the 260,000 customers in the cities of Moose Jaw and Regina, plus users of SaskWater and Buffalo Pound Provincial Park. The BPWTP is located approximately 30 kilometers northeast of the City of Moose Jaw. Commissioned in 1955, the plant has undergone three major capacity and process improvements since its original construction, with the last capacity increase completed in 1989. The plant’s infrastructure elements are nearing the end of their operational life-cycle and this renewal project will help tackle climate-related raw water conditions, evolving regulatory requirements, help prevent loss of water supply, and address dated water treatment technologies, all to simplify operations and increase capacity to meet future demands.

Stantec will be involved in construction inspections as well as start-up and commissioning activities. A key component of the project’s overall engineering design was to reuse much of the existing infrastructure, reducing construction cost and minimizing the construction of a new building footprint.

“We’re incredibly proud of our design team and partners for their work on this project,” says Gillian Edwards, Stantec’s design manager for the BPWTP renewal. “This is a live operating plant that can’t experience long shutdown periods. Our design team has been working closely with our construction partners and the BPWTP Corporation to sequence construction and commissioning activities. This way we can ensure physical upgrades are completed with minimal impact to current water production.”

“We are very excited to transition into this new phase of our Plant Renewal Project and to continue working with Stantec and the Graham-Aecon Joint Venture to ensure a successful outcome,” says Ryan Johnson, president and CEO of Buffalo Pound Water Treatment Plant Corporation.

Stantec has completed an Issued for Construction (IFC) package for the Plant Renewal that includes updated treatment processes to address regulatory requirements into the future. Stantec’s work on the first phase included design and regulatory approval support. Stantec’s architects also collaborated with water treatment plant engineers to design a new administrative building for BPWTP Corporation staff. This building will connect the plant’s operations, maintenance, and management groups, improving team cohesiveness.

The project is expected to be complete in 2025.

The Stantec-Graham-Aecon-AE partnership has delivered more than 30 alternative delivery projects together, valued at over $2 billion combined. Approximately two-thirds of the Western Canadian population drinks water from treatment plants delivered by this group of consultants, who have completed projects in Saskatoon, Edmonton, Calgary, Winnipeg, and Vancouver. Other key projects completed by this team of partners includes the Regina Wastewater Treatment Plant Upgrade in Saskatchewan and the Bonnybrook Wastewater Treatment Plant Expansion Program in Calgary.

By viewing all aspects of water as an integrated system, Stantec is helping to confront global water challenges and accelerate the pathway to a more sustainable, reliable, and affordable future that provides improved water, energy, and infrastructure solutions. Learn more at stantec.com/water.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

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Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the project described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Relations Contact
Danny Craig	Tanya Finney
Stantec Media Relations	Stantec Investor Relations
Ph (949) 632-6319	Ph: (403) 205-5791
danny.craig@stantec.com	tanya.finney@stantec.com

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